SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number: 001-34989

iSoftStone Holdings Limited

International Software Plaza

Building 9 Zhongguancun Software Park

No. 8 West Dongbeiwang Road, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

iSoftStone Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated January 24, 2013	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Xiaosong Zhang
Name:	Xiaosong Zhang
Title:	Chief Financial Officer

Date: January 24, 2013

Exhibit 99.1

iSoftStone Holdings Limited

Building 9 Z-park, 8 Dongbeiwang West Road, Haidian District, Beijing 100193, China

www.isoftstone.com, telephone +86 10 5874 9000

iSoftStone and Huawei Complete Formation of New Joint Venture

The new joint venture is expected to become a leading global IT services company in the technology & communications industry

Beijing, China, January 24, 2013 /PRNewswire/ – iSoftStone Holdings Limited (“iSoftStone,” NYSE: ISS), a leading China-based IT services provider, and Huawei Technologies Co., Ltd. (“Huawei”), a leading global information and communications technology (“ICT”) solutions provider, have completed the formation of iSoftStone Technology Service Limited (“the new joint venture”), a joint venture based in Wuhan, Hubei province, China. The new joint venture began operations today, January 24, 2013.

In September 2012, iSoftStone announced the planned formation of the new joint venture that focuses on serving the technology and communications (“T&C”) industry. The new joint venture has registered capital of RMB 100 million, with 75% owned by iSoftStone and 25% owned by Huawei. As previously announced, iSoftStone has not contributed any U.S. assets to the new joint venture.

Mr. T.W. Liu, Chairman and CEO of iSoftStone, will also serve as Chairman and CEO of the new joint venture. The new joint venture’s workforce is expected to reach more than 20,000 employees by 2015. The new joint venture should be mutually beneficial to both Huawei and iSoftStone. In addition to securing a long-term, large-scale, and sustained business account from Huawei, the new joint venture should help iSoftStone strengthen its core competitiveness through the continued integration of the fragmented IT services industry in China. The new joint venture should provide Huawei with a long-term and committed partner that will deliver outstanding IT services through the new joint venture’s team of highly qualified and talented employees.

Mr. Liu said, “Thanks to the impressive growth of the information & communications technology industry in the region, IT services in China have continued to grow rapidly amid slower growth or reductions in IT expenditures in other parts of the world.

“The new joint venture is part of iSoftStone’s strategy to benefit from this market opportunity. The new joint venture fuses Huawei’s excellent practices in management and its leading position in the ICT market with iSoftStone’s accumulated vertical depth in technology & communications services. We expect the new joint venture to become a leading global IT services company focused on serving current and prospective clients in the T&C industry, in both the private and public sectors.

iSoftStone Holdings Limited

Building 9 Z-park, 8 Dongbeiwang West Road, Haidian District, Beijing 100193, China

www.isoftstone.com, telephone +86 10 5874 9000

“We believe the new joint venture should experience stable growth by leveraging advantages provided by both partners. Leveraging Huawei’s leading position in the global ICT market, the new joint venture should help further expand iSoftStone’s market knowledge and capabilities in the T&C vertical, which will be an important cornerstone for iSoftStone in becoming a major integrated IT services and solutions provider serving multiple industry verticals.

Mr. Qiuen Peng, Senior Vice President of Huawei, said, “We are very pleased with iSoftStone’s effectiveness in establishing the new joint venture. We look forward to working with iSoftStone as a team in the joint venture as we create a leading IT services provider in the T&C vertical. We believe the new joint venture will provide very high quality services to its clients, including Huawei.”

For additional information about the new joint venture, please see the Form 6-K that iSoftStone filed with the U.S. Securities and Exchange Commission on September 4, 2012.

iSoftStone safe harbor statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include those related to timing, effectiveness, and expansion of the new joint venture, the anticipated financial and other benefits and impact of the new joint venture to the parties, our strategy as it relates to the new joint venture and our other businesses, including the new joint venture’s ability to benefit from Huawei’s industry experience and leadership position to satisfactorily deliver IT services to its technology and communications customers and our ability to deepen our vertical capabilities to become a full-service IT services provider. For additional information regarding the new joint venture, please see the Form 6-K iSoftStone filed with the U.S. Securities and Exchange Commission on September 4, 2012.

iSoftStone Holdings Limited

Building 9 Z-park, 8 Dongbeiwang West Road, Haidian District, Beijing 100193, China

www.isoftstone.com, telephone +86 10 5874 9000

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. We may not realize the financial targets or anticipated benefits of the new joint venture. We may experience operational or difficulties or management distraction in transitioning the T&C business to the new joint venture; our and Huawei’s interests may not be fully aligned initially or may diverge in the future; existing or future customers may not wish to have their IT services provided through the new joint venture; and our competitors may seek to disrupt customer purchasing patterns or decisions. Our ability to grow our business (including through the new joint venture) is subject to our ability to continue to realize operational and delivery efficiencies and continued strong client demand or achieve a diversified revenue base, effectively capitalize on our growth opportunities and strategies, enter targeted markets, or otherwise grow our business in the manner planned, successfully complete planned acquisitions or strategic investments, or recognize the anticipated benefits of our acquisitions and strategic investments, on a timely basis or at all. Our customers may also vary their purchasing patterns in response to the economic environment in Greater China and globally. In addition, other risks and uncertainties that could cause our actual results to differ from what we currently anticipate include: our ability to effectively manage our rapid growth directly and through the new joint venture; intense competition from China-based and international IT services companies; our ability to attract and retain sufficiently trained professionals to support our operations; and our ability to anticipate and develop new services and enhance existing services to keep pace with rapid changes in technology and in our selected industries. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see “Risk Factors” that begins on page 7 of our 2011 Annual Report on Form 20-F that iSoftStone filed with the U.S. Securities and Exchange Commission on April 27, 2012, which can be found on our website at www.isoftstone.com and at www.sec.gov.

iSoftStone Holdings Limited

Building 9 Z-park, 8 Dongbeiwang West Road, Haidian District, Beijing 100193, China

www.isoftstone.com, telephone +86 10 5874 9000

About Huawei Technologies Co., Ltd.

Huawei is a leading global information and communications technology solutions provider. Through its dedication to customer-centric innovation and strong partnerships, Huawei has established end-to-end advantages in telecom networks, devices, and cloud computing. Huawei is committed to creating maximum value for telecom operators, enterprises, and consumers by providing competitive solutions and services. Huawei’s products and solutions have been deployed in over 140 countries, serving more than one-third of the world’s population. For more information, please visit Huawei online at www.huawei.com. Follow Huawei on Twitter at www.twitter.com/huaweipress and on YouTube at www.youtube.com/user/HuaweiPress.

About iSoftStone Holdings Limited

iSoftStone is a leading China-based IT services provider serving both Greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions, including consulting & solutions, IT services, and business process outsourcing services. iSoftStone focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors. Founded in 2001, iSoftStone’s American depositary shares began trading on the New York Stock Exchange on December 14, 2010. For more information, please visit www.isoftstone.com.

iSoftStone media contact

Ms. Sophie Yang

jhyang@isoftstone.com

Beijing +86 10 5874 9292

iSoftStone investor contacts

Mr. Jonathan Zhang

Chief Financial Officer

ir@isoftstone.com

iSoftStone Holdings Limited

Building 9 Z-park, 8 Dongbeiwang West Road, Haidian District, Beijing 100193, China

www.isoftstone.com, telephone +86 10 5874 9000

Christensen

Mr. Tom Myers

tmyers@christensenir.com

Beijing +86 139 1141 3520

Mr. Victor Kuo

vkuo@christensenir.com

Beijing +86 10 5826 4939